Exhibit 21

SUBSIDIARIES OF ROCHESTER MEDICAL CORPORATION

The Company’s consolidated subsidiaries are shown below, together with the percentage of voting securities owned and the state or jurisdiction of each subsidiary:

Subsidiaries	Percentage of Outstanding Voting Securities Owned

Rochester Medical Ltd.	100%
(United Kingdom)

Laprolan B.V.	100%
(The Netherlands)